FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Communication dated August 27, 2007, regarding Meeting of the Board of Directors held on August 27, 2007 - Minutes No. 129.

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-Held Company
CVM No. 01610-1

Meeting of the Board of Directors
held on August 27, 2007 - Minutes No. 129

1. DATE, TIME AND VENUE: On August 27, 2007, at 10 am, by conference call, as expressly authorized by paragraph 2 of Article 20 of Gafisa S.A.’s (the “Company”) bylaws.

2. CALL NOTICE AND ATTENDANCE: The members of the Board of Directors were regularly summoned. As all members of Company’s Board of Directors attended the meeting, the installment and approval quorum were verified.

3. PRESIDING BOARD: Chairman: Gary Robert Garrabrant. Secretary: Bianca Gentil Ciampone.

4. RESOLUTIONS: The following resolutions were unanimously taken by the board members attending the Meeting, with no exceptions:

4.1. Record the resignation of Mr. Danilo Gamboa and Mr. Eduardo Alcalay, to the office of member of the Board of Directors of the Company to which they were appointed on February 14, 2007, thanking them for the services rendered and granting them the most full and irreducible release.

4.2. Appoint, as per the Corporate Governance Committee’s recommendation, in the manner set forth in Article 150 of Law No. 6,404/76, Mr. BRIAN DEVERAUX O’NEILL, a North-American citizen, divorced, investment banker, bearer of north-American Passport No. 113017071, being registered before the CPF/MF, domiciled in the City of New York, at 435 East 52nd Street, United States, to occupy the vacant office of the Board of Directors, who, after executing the Deed of Consent of Managers to the rules of the São Paulo Stock Exchange’s (Bolsa de Valores de São Paulo - BOVESPA) Novo Mercado Listing Rules and once owner of at least 1 share in the capital stock of the Company, will take office upon execution of the investiture instrument in the appropriate book.

4.3. Record, in addition, that Mr. Brian Deveraux O’neill will remain in the office until the next Shareholders’ General Meeting of the Company.

4.4. Record that the member of the Board of Directors of the Company hereby appointed for his office has declared (i) not to be prohibited, by any special law, nor to have been criminally convicted to any bankruptcy crime, violation of duty, bribery, graft, embezzlement, larceny, any crime against popular economy, public duty or property, or to any criminal sentence that prohibits, even temporarily, the access to public offices, as set forth in paragraph 1 of article 147 of Law No. 6,404/76; (ii) that he has not been convicted to a suspension or temporary disqualification penalty imposed by the Brazilian Securities and Exchange Commission, which would make him ineligible for the administration offices of publicly-held companies, as established in paragraph 2 of article 147 of Law No. 6,404/76; (iii) to be in compliance with the requirement of unblemished reputation established in paragraph 3 of article 147 of Law No. 6,404/76; and (iv) not to hold a position in companies that may be considered Company’s market competitor, and not to have, nor represent, interests that conflict with Company’s interests, as set forth in items I and II of paragraph 3 of article 147 of Law No. 6,404/76.

4.5. To approve, due to the exercise of the options attached to the Option Agreements executed with the participants under Program 2006, respecting the limit of the authorized capital, the issuance, for private subscription, of 2,481 common shares, at the issue price in the total amount of R$ 51,962.11. As a consequence of the subscription of all the issued shares, the capital stock of the Company shall be R$ 1,220,541,918.63, divided in 132,384,879 common book-entry shares, with no par value.

4.6. To approve, under item “t” of Article 21 of Company’s Bylaws, the opening of a branch in the City of Fortaleza, State of Ceará, at Rua Pinto Madeira #1550, conj 4, Aldeota, CEP 60150-000, in order perform residential developments in that State, remaining the Company’s Executive Committee authorized to take all necessary measures for the accomplishment of this resolution.

5. CLOSING: As there were no further issues to be addressed, these minutes were drawn up, approved and executed by the totality of the board members. Presiding Board: Gary Robert Garrabrant (Chairman), Bianca Gentil Ciampone (Secretary); Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber and Fabio Schvartsman.

I certify that this is a true copy of the minutes drawn on the respective corporate book.

São Paulo, August 27, 2007

___________________________________________
Bianca Gentil Ciampone
Secretary